Exhibit 99.23

JOINT FILING AGREEMENT

The undersigned hereby agrees that it is filing this statement jointly pursuant to Rule 13d-1(k)(1). The undersigned is responsible for the timely filing of any additional amendments to the Schedule 13D initially filed on December 20, 2018 (the "Schedule 13D"), and for the completeness and accuracy of the information concerning the undersigned contained therein or in any amendments thereto; but the undersigned is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless the undersigned knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with the other reporting persons who have signed the statement on Schedule 13D (and any amendments thereto) with respect to the Common Stock, par value $0.0001, beneficially owned by each of them, of Organogenesis Holdings Inc., a corporation incorporated under the laws of the State of Delaware. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D, as amended.

Dated: January 2, 2025   By: * _____
                                                Josette Ades

*   The undersigned, by signing her name hereto, executes this Joint Filing Agreement pursuant to the Powers of Attorney executed on behalf of the entity listed above and filed herewith.

By: /s/ Ryan M. Rourke Reed, Attorney-in-fact
      Ryan M. Rourke Reed, Attorney-in-fact